OROPLATA RESOURCES, INC.

#5 Calle Gregorio de Lora

Puerto Plata, Dominican Republic

BY FEDERAL EXPRESS

March 1, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC

20549

Re:	Form 10-K for the Fiscal Year Ended September 30, 2015
Filed December 15, 2015 File No. 000-55088

Attention:	Mr. John Reynolds Assistant Director Office of Beverages, Apparel and Mining

Dear Mr. Reynolds:

I am in receipt of your letter dated February 23, 2016 wherein you recommended we revise our Form 10-K filing for the year ended September 30, 2015 to include certain geological information missing from our original filing.

In connection therewith, I am requesting an extension of time, from the 10 days set forth in your letter, in order for our geologist to respond to the comments included therein. I am asking that the Company responds to your comments no later than March 31, 2016.

The Form 10-K will be revised and refilled using Edgar as will the response letter.

I appreciate the extension.

Yours very truly;

"Ruben Ricardo Vasquez"

Ruben Ricardo Vasquez

Chief Executive Officer, President and Director